Tel Aviv, June 29, 2009 Our ref: 13509/4001

VIA EDGAR AND FACSIMILE

Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attn: Peggy Kim, Special Counsel

Re:	Gilat Satellite Networks Ltd.
Amendment No. 1 to Schedule TO-T filed June 22, 2009
By: KCPS Satellite Communications, Limited Partnership
KCPS Satellite Holdings Ltd., and
KCPS PE Investment Management (2006) Ltd.
File No. 005-49455

Dear Ms. Kim:

        On behalf of KCPS Satellite Communications, Limited Partnership, KCPS Satellite Holdings Ltd., and KCPS PE Investment Management (2006) Ltd. (collectively, “KCPS”), we provide KCPS’ response to the letter dated June 22, 2009 (the “Comment Letter”) relating to the above referenced filing.

        For your convenience, the comment of the staff of the Securities and Exchange Commission contained in the Comment Letter has been restated below in its entirety, with the response to such comment set forth immediately under the comment. Capitalized terms used herein by not otherwise defined shall have the meanings ascribed to them in the Offer to Purchase.

Schedule TO-T

1.	We note your response to comment one in our letter dated June 11, 2009; however, we reissue our comment since it appears that JGD Management Corp or York is a bidder under the factors discussed in section II.D.2 of the Current Issues Outline. In this regard, we note that York is acting together with the named bidders as disclosed in the voting agreement, York controls the named bidders, directly or indirectly, as the holder of more than 35% of the pecuniary interest in KCS private Equity I Fund, and York would beneficially own the securities purchased by the named bidders after the tender offer. Please revise to add York as a bidder.

Response:

        While KCPS acknowledges that JGD Management Corp., or York, may be deemed a beneficial owner of the shares of Gilat to be held directly by KCPS upon completion of the Offer, KCPS respectfully submits that the other factors contained in the section entitled “Identifying the Bidder in a Tender Offer” in the Division of Corporation Finance’s Current Issues Outline (the “Outline”) do not specifically apply to York. More specifically, we note that:

Tel Aviv Office	Jerusalem Office
One Azrieli Center, Round Building	1 Shmuel Ha'Nagid Street 4th Floor
Tel Aviv 67021, Israel	Jerusalem 94592, Israel
Tel: 972-3-607.4444	Tel: 972-2-623.2683
Fax: 972-3-607.4422	Fax: 972-2623.6082
law@gkh-law.com www.gkhlaw.com

Office of Mergers and Acquisitions
Securities and Exchange Commission
June 29, 2009

—	York has not played any role in initiating, structuring or negotiating the Offer:

The decision to initiate the Offer was made by KCPS based on a legal advice received by KCPS that due to regulatory concerns under Israeli law, given York’s current holdings of over 20% in Gilat and in light of the pecuniary interest of York in KCS private Equity I Fund, a purchase by KCPS of 5% of the shares of Gilat would bring the aggregate holdings of York and KCPS to cross the 25% threshold under Israeli tender offer rules and therefore has to be made by a way of a special tender offer. Based on such advice, KCPS initiated the preparations to the Offer and determined its terms (including, among others, the timing of the Offer and the offering price). During these preparations to the Offer, KCPS approached York and offered York to enter into a voting agreement, mainly to address regulatory concerns under Israeli law, pursuant to which the parties shall cooperate following the successful consummation of the Offer. Accordingly, the effectiveness of the voting agreement is subject to the successful completion of the Offer by KCPS. Other than stated above, York has played no role in initiating, structuring or negotiating the Offer.

—	York is not acting together with KCPS in connection with the Offer:

As noted above, the agreement to act together with KCPS as provided in the voting agreement is effective only following the consummation of the Offer once KCPS will become a shareholder of Gilat. In the event the Offer shall fail, York and KCPS shall have no agreement or arrangement with respect to Gilat shares. We note that the Staff indicated the voting agreement as a factor in the determination that York and KCPS act together in connection with the Offer. We respectfully submit that in light of the fact that such agreement is not currently in effect, such agreement cannot be a basis for collaboration “in connection with the offer”.

—	York does not control the terms of the Offer:

The terms of the Offer, including price and timing, were determined solely by KCPS. While York holds more than a 35% of the pecuniary interest in KCS Private Equity I Fund, it so holds as a limited partner in KCS Private Equity I Fund and as such, does not exercise any control over KCPS’ management decisions, or the management decisions of KCS Private Equity I Fund. York had no role in the decision making of the management of KCPS in connection with the Offer. We note that the Staff indicated the pecuniary interest of York in KCS Private Equity I Fund as a factor in the determination that York controls KCPS. We respectfully submit that such limited partnership interest does not provide any management rights or control rights to York. York does not possess, neither directly nor indirectly, the power to direct or cause the direction of the management and policies of KCPS.

—	York is not providing financing for the Offer or playing a primary role in obtaining financing:

While York holds more than a 35% of the pecuniary interest in KCS Private Equity I Fund, the Offer is funded by investment made by all the limited partners of KCS Private Equity I Fund, including York, for the purpose of investment in companies operating in Israel.

Office of Mergers and Acquisitions
Securities and Exchange Commission
June 29, 2009

—	York has not formed or caused any member of the bidder group to be formed:

None of the named bidders was formed by York. Since York does not exercise any control over KCPS PE Management (2006) Ltd.‘s decisions, and was not involved in the decision making process concerning the Offer, York has clearly not caused the formation of the named bidders.

—	Adding York as a bidder would not add material information not otherwise disclosed:

Lastly, the guidance contained in the Outline provides that another factor relevant to the analysis of whether a person is a bidder is whether adding the person as a named bidder would mean that shareholders would receive material information that is not otherwise required under the control person instruction. The Schedule TO already discloses information with respect to York and its relationship with KCPS, including information with respect to the pecuniary interest of York in KCS Private Equity I Fund and the voting agreement which is attached to the Schedule TO. If York had been named as a bidder in the Schedule TO, we respectfully submit that the resulting additional information that would have been added to the Offer materials would be mainly limited to information with respect to the organizational structure of York and its executive officers and directors and as such, would not be material. Since York has previously filed a Schedule 13D with respect to its holdings in Gilat, such information is already publicly available to the shareholders of Gilat.

        We would be happy to set a conference call later this week in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely, /s/ Dr. Shachar Hadar Dr. Shachar Hadar

cc: Gilead Halevy, KCPS PE Investment Management (2006) Ltd.